                                                  UNITED STATES
                                      SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

                                                    Form 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number :  001-8610 (SBC Communications Inc.)
                          001-7155 (R.H. Donnelley Corporation)

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

    DonTech Profit Participation Plan, 200 East Randolph Drive, Chicago, Illinois 60601

B.  Name of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

    SBC Communications Inc., 175 E. Houston Street, San Antonio, TX  78205 and
    R.H. Donnelley Corporation, 1001 Winstead Drive, Cary, NC 27513

                                              REQUIRED INFORMATION

Item 4.
Plan Financial Statements and Schedule prepared in accordance with the financial reporting requirements of
ERISA.

                                      DONTECH PROFIT PARTICIPATION PLAN

                                             INDEX TO FORM 11-K

                                                                             Page(s)

Report of Independent Registered Public Accounting Firm                         3

Financial Statements:

Statements of Net Assets Available for Benefits
at December 31, 2003 and 2002                                                   4

Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 2003                                   5

Notes to Financial Statements                                                6-10

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                 11

Other Schedules required by 29CFR Section 2520.103-10 of the Department of Labor Rules and Regulations for
Reporting and Disclosures under ERISA have been omitted because they are not applicable to the DonTech
Profit Participation Plan

Signature                                                                      12

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the  Participants  of the DonTech Profit  Participation  Plan and the Employee  Benefits  Committee of the
Board of Directors of DonTech II.

In our opinion,  the accompanying  statements of net assets available for benefits and the related  statement of changes in net assets  available for benefits  present fairly,  in all material  respects,  the net assets available for benefits of the DonTech Profit  Participation  Plan (the "Plan") at December 31, 2003 and 2002,
and the changes in net assets  available  for  benefits for the year ended  December  31, 2003 in  conformity with accounting  principles  generally accepted in the United States of America.  These financial  statements are the  responsibility  of the  Plan's  management.  Our  responsibility  is to  express an opinion on these financial  statements  based on our audits.  We conducted our audits of these  statements in accordance  with the  standards of the Public  Company  Accounting  Oversight  Board  (United  States) and auditing  standards generally  accepted in the United  States of America.  Those  standards  require that we plan and perform the audit  to  obtain  reasonable  assurance  about  whether  the  financial  statements  are  free  of  material
misstatement.   An  audit  includes  examining,  on  a  test  basis,  evidence  supporting  the  amounts  and disclosures in the financial  statements,  assessing the accounting principles used and significant estimates made by  management,  and  evaluating  the overall  financial  statement  presentation.  We believe  that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic  financial  statements  taken as a  whole.  The  supplemental  schedule  of  Assets  Held at End of  Year is  presented  for  the  purpose  of additional  analysis  and is not a  required  part of the basic  financial  statements  but is  supplementary information  required by the Department of Labor's Rules and Regulations  for Reporting and Disclosure  under the Employee  Retirement  Income Security Act of 1974. This  supplemental  schedule is the  responsibility of the Plan's  management.  The supplemental  schedule has been subjected to the auditing  procedures applied in the audits of the basic financial  statements and, in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Chicago, IL
June 15, 2004

                                      DONTECH PROFIT PARTICIPATION PLAN
                               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                        AT DECEMBER 31, 2003 and 2002
                                           (Dollars in Thousands)

                                                              December 31,
                                                     2003                      2002

Assets:

  Investments, at fair value                      $ 41,949                   $ 37,399
  Accrued interest                                      16                         15
  Cash                                                 159                          5
  Participant contributions receivable                  81                        139
  Employer contributions receivable                     19                         48
                                                 ----------                 ----------
     Total assets                                   42,224                     37,606
                                                 ----------                 ----------

Net assets available for
  benefits                                        $ 42,224                    $37,606
                                                 ==========                 ==========

                 The accompanying notes are an integral part of these financial statements.

                                      DONTECH PROFIT PARTICIPATION PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    FOR THE YEAR ENDED DECEMBER 31, 2003
                                           (Dollars in Thousands)

Additions to net assets attributed to:
  Investment income:
    Interest                                                        $ 579
    Dividends                                                         444
                                                                  --------
      Total Investment income                                       1,023
                                                                  --------
Net appreciation
    in fair value of investments                                    5,066

  Contributions:
    Participant                                                     2,919
    Employer                                                          835
                                                                  --------
      Total Contributions                                           3,754
                                                                  --------

Total Additions                                                     9,843
                                                                  ========

Deductions from net assets attributed to:

    Net distributions to participants                              (5,225)
                                                                  --------

    Total Deductions                                               (5,225)
                                                                  --------

Increase in net assets                                              4,618

Net assets available for benefits,
   at beginning of the year                                        37,606
                                                                  --------
Net assets available for benefits
   at end of year                                                 $42,224
                                                                  ========

               The accompanying notes are an integral part of these financial statements.

                                      DONTECH PROFIT PARTICIPATION PLAN
                                        NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

Overview

DonTech II (the  "Partnership")  is a general  partnership  between  Reuben H.  Donnelley  Inc.  ("RHD")  and
Ameritech  Publishing of Illinois,  Inc.  ("API/IL"),  a unit of SBC Communications Inc. The Partnership does business under the name DonTech and is hereinafter referred to as "DonTech" or the "Company".

DonTech,  as the Plan Administrator,  has adopted the DonTech Profit  Participation Plan (the "Plan") for the
benefit  of  its  eligible  employees.  The  Plan  is a  defined  contribution  plan  and is  subject  to the provisions  of the Employee  Retirement  Income  Security  Act of 1974,  as amended  ("ERISA").  The Plan was established  to provide a convenient  way for eligible  employees to save on a regular and  long-term  basis.
The  following  summary  provides  an  overview  of  major  Plan  provisions  and  is  provided  for  general informational  purposes.  Employees who contribute to the Plan  ("Participants") or former employees who have assets in the Plan should refer to the Plan document for more  complete  information  and a full  description of the Plan provisions and qualifications.

Eligibility

Full-time  employees  of the Company are  immediately  eligible to  participate  in the Plan on their date of hire.  Part-time  employees who work at least one thousand hours during the consecutive  twelve-month  period following  employment  or in any calendar  year  thereafter  are eligible to  participate  in the Plan on the first day of the following January.

Contributions

Contributions  are made to the Plan by the  Company  on behalf of each  eligible  participant  based upon the participant's  elected compensation  deferral through payroll deductions.  Participants in the Plan authorize
direct  payroll  deductions  of  between  1%  and  6%,  in  whole  percent  increments,   of  their  included
compensation,  as defined by the Plan document  ("Basic  Contributions").  Participants  may make  additional contributions ("Investment Contributions") up to a maximum of 10% of included compensation.

Participants' Basic Contributions and Investment  Contributions may be made from before-tax  earnings,  which has the effect of reducing  current  taxable  earnings  for federal  income tax  purposes,  and/or  after tax earnings.  In any Plan year,  a  Participant  may  contribute  up to a maximum of 16% of his or her  included compensation (up to 6% in Basic  Contributions  and 10% in Investment  Contributions)  or the maximum allowed by the Internal  Revenue Code, as amended  ("IRC"),  whichever is less.  For the Plan year 2003 the IRC limit on before tax contributions was $12,000.

The Company  makes  contributions  ("Matching  Contributions")  equal to a minimum of 50% of aggregate  Basic
Contributions.  Investment Contributions are not eligible for Matching Contributions.  In accordance with the provisions of the Plan, the Company may contribute an additional  percentage of the  Participant's  aggregate
Basic  Contribution  if the Company's  profit for a Plan year is greater than  budgeted  profit for that Plan year.  The  Company  made no such  additional  profit-sharing  matching  contributions  during the year ended
December 31, 2003.

To comply with certain  provisions  of the Tax Reform Act of 1986,  as amended  (the "Act"),  the Plan limits
covered   compensation   for  purposes  of  determining   Basic,   Investment   and  Matching   Contributions
(collectively,  "Contributions")  to $200,000 for the plan year ended  December 31, 2003.  All  contributions are subject to limitations imposed by the IRC and ERISA.

Vesting

Basic, Investment and Matching Contributions are fully vested when made.

Investment Options

The Plan allows  Participants to allocate their  Contributions to various  investment options available under the Plan.  These elections must be made in 1% increments.  Participants  are able to reallocate  their entire account balances in multiples of 1% among the Plan's investment options.

Payment of Benefits

Upon  termination of service with the Company,  participants  are entitled to a lump sum  distribution of the vested  portion  of  their  account  balance.  Upon  retirement  or  if a  participant  becomes  totally  and permanently  disabled or dies,  the  participant  or their  beneficiary  is entitled to their entire  account balance.  Retired  and  terminated  Participants  who have an  account  balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax and rollover  contributions while an active employee.  The Plan also allows  for a  "financial  hardship"  withdrawal  for  participants  under  age 59 1/2  years  of  before-tax contributions in cases of demonstrated "financial hardship".

Participant Loans

Participants  may borrow from their vested account  balance a minimum of $500 up to a maximum of $50,000,  or
50% of the vested account  balance,  whichever is less.  Loan terms range from 1 to 5 years or up to 10 years if the  proceeds of the loan are used for the  purchase of the  participant's  primary  residence.  Loans are secured by the balance in the  Participant's  account and bear  interest at the Prime rate,  as quoted in the
Wall  Street  Journal  as of the  last  day of the  month  immediately  preceding  the  receipt  of the  loan
application,   plus  2%.  Principal  and  interest  payments  are  payable  ratably  through  direct  payroll deductions.  The total number of Participants  with  outstanding  loans at December 31, 2003 and 2002 was 134 and 145, respectively.

Forfeitures

Amounts  forfeited by non-vested  Participants who terminated during the year were $24,000 for the year ended
December 31, 2003.  Forfeited  amounts reduce future Company  contributions.  The  forfeitures are related to
Participants  who  terminated  prior to June 1, 2000 (the date the plan was  amended to change the vesting of
Matching  contributions  to be fully vested when made),  but did not take a distribution  until the 2003 Plan year.

Note 2.  Investments

Investment Funds

Participants of the Plan can elect to have  Contributions  credited to their Plan accounts invested in one or more of the various investment fund options of the Plan.

Trust and Master Trust

Merrill Lynch is the Trustee of the Plan assets,  recordkeeper  and  investment  advisor.  As of December 31,
2003 and 2002, all cash and investments of the Plan are in the DonTech Profit  Participation  Plan Trust (the
"Trust").

Note 3.  Summary of Significant Accounting Policies

Method of Accounting

The Plan's  financial  statements  are  prepared  on the  accrual  basis of  accounting  in  accordance  with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

The fair value of the Plan  assets in the Trust is  determined  based on quoted  market  prices for shares of mutual funds and  collective  trusts,  quoted market prices for shares of stock,  and contract  value,  which approximates  fair value,  for  investment  contracts.  Participant  loans are stated at amortized  cost. The net  appreciation or depreciation in the fair value of the investments,  as applicable,  consists of realized and unrealized  appreciation  and  depreciation  for the specified  period.  Net unrealized  appreciation  or depreciation  is  determined  based on the  difference  between the average cost of the  investments  and the market  value  as of each  valuation  date of such  investment.  Average  cost  is  determined  based  on the weighted-average  cost of all  investments  purchased less any  dispositions.  Dividend income is recorded on the  ex-dividend  date.  Interest  earned on  investments  is recorded on the accrual  basis.  Purchases  and sales of securities are recorded on the trade date.

Contributions

Participant  contributions  represent the amounts withheld each pay period.  Company  contributions are based upon amounts required under the provisions of the Plan.

Benefit Payments

Benefits are recorded when paid.

Expenses and Administrative Costs

All expenses and administrative costs are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various  investment  options in a number of funds which invest in stocks,  bonds, fixed income  securities,  mutual  funds,  and other  investment  securities.  Certain  investment  securities  are exposed to risks such as changes in interest rates,  fluctuations  in market  conditions and credit risk. The level of risk associated with certain  investment  securities and uncertainty  related to changes in value of these securities could materially affect  Participant  account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

 While the Company has not expressed any intent to do so, it may  discontinue its  contributions  or terminate the Plan at any time,  subject to the  provisions of ERISA and the IRC. These  provisions  state that in such an  event,  all  Participants  of the Plan  shall be fully  vested in the  current  market  value of  amounts credited to their accounts as of the date of termination.

Note 4.  Tax Status

The Internal  Revenue  Service ("IRS") has determined and informed the Company by a letter dated February 17,
2004,  that the Plan and  related  Trust are  designed in  accordance  with  applicable  sections of the IRC.
Although the Plan has been amended since the effective  date of the letter,  the Plan  Administrator  and the
Administrator's  legal  counsel  believe the  amendments do not alter the tax status of the Plan and the Plan is currently  being  operated in  compliance  with section  401(a) of the IRC and the related Trust is exempt from federal income tax under section 501(a) of the IRC.

Note 5.  Investments

The investments  reflected in the Statement of Net Assets Available for Benefits  represents the total assets in the Trust as of December 31, 2003 and 2002.

The following  presents  investments  that represent 5 percent or more of the Plan's net assets at fair value
(dollars in thousands):

                                                                   December 31,        December 31,
                                                                     2003                  2002
R.H. Donnelley Corporation Common Stock Fund                      $    2,399             $  1,919
SBC Communications Inc. Common Stock Fund                               5,636                5,845
DonTech Stable Value Fund                                              10,034               11,808
Merrill Lynch Equity Index Fund                                        12,409                9,750
PIMCO Total Return Fund                                                 2,765                2,345

During 2003,  the Plan's  investments  (including  gains and losses on  investments  bought,  sold,  and held during the year) appreciated in value as follows: (dollars in thousands)

Mutual Funds                                                                $  1,799
Common Stock                                                                     503
Common Collective Trusts                                                       2,764
                                                                           ----------
Total                                                                       $  5,066
                                                                           ==========

 At December  31, 2003 and 2002,  the Plan has entered  into  benefit  responsive  investment  contracts  with various  insurance  companies  ("Insurers").  The fair value of these  contracts  is  recorded in the DonTech
Stable  Value Fund at  December  31, 2003 and 2002.  The  Insurers  maintain  the  contributions  in a pooled account,  which is credited with earnings on the underlying  assets and charged for  Participant  withdrawals and  administrative  expenses.  The  contracts are included in the  financial  statements  at contract  value which  approximates  fair value and there are no  reserves  against  contract  value for  credit  risk of the contract  insurer  or other  risks at  December  31,  2003 and 2002.  The  average  daily  interest  rate was approximately 4.28% and 5.35% for the years ended December 31, 2003 and 2002, respectively.

Note 6.  Related Party Transactions

Shares of the Merrill Lynch Equity Index Fund, the Merrill Lynch  Fundamental  Growth Fund, the Merrill Lynch
Global  Small Cap Fund and the Merrill  Lynch  Retirement  Preservation  Trust (in which the  DonTech  Stable
Value Fund is 100%  invested)  are  managed by the  Trustee  and  therefore,  these  transactions  qualify as party-in-interest  transactions.  Fees  paid by the  Company  for the  investment  management  services  were nominal for the year ended December 31, 2003.

Note 7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at
December 31, 2003 and 2002 to Form 5500 (dollars in thousands):
                                                                         2003                    2002
         Net Assets available for benefits                          $  42,224               $  37,606
            per the financial statements
         Amounts allocated to withdrawing participants                    (154)                   (169)
                                                                      ---------               ---------
         Net Assets available for benefits per Form 5500             $  42,070               $  37,437
                                                                      =========               =========
The following is a reconciliation of the benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500 (dollars in thousands):

         Benefits paid to participants                               $   5,225
           per the financial statements
          Add: Amounts allocated to withdrawing participants               154
                    at December 31, 2003
          Less: Amounts allocated to  withdrawing participants            (169)
                     at December 31, 2002                            ---------
         Benefits paid to participants per Form 5500                 $   5,210
                                                                     =========
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 but not yet paid as of that date.

                                      DONTECH PROFIT PARTICIPATION PLAN
                                        EIN 36-4190375, PLAN NO. 002

                       SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              December 31, 2003

                                                                Description of                    Current
Issuer/borrower/lender                                            Investment                       Value
----------------------------------------------------     ------------------------------        --------------
                                                                                               ( in Thousands)

*R.H. Donnelley Corp New                                         Common Stock               $          2,399
*SBC Communications Inc                                          Common Stock                          5,636
*ML Equity Index Trust 1                                   Common/Collective Trusts                   11,766
*ML Equity Index Trust 1 GM                                Common/Collective Trusts                      643
*DonTech Stable Value Fund                                Pooled Separate A/C (GICS)                   9,819
*DonTech Stable Value Fund GM                             Pooled Separate A/C (GICS)                     215
Lord Abbott Mid Cap Value CL P                                   Mutual Funds                            378
*ML Fundamental Growth FD CL A                                   Mutual Funds                            853
Van Kampen American Value FD                                     Mutual Funds                          1,387
Van Kampen American Value A GM                                   Mutual Funds                            495
Van Kampen Emerg GR FD CL A                                      Mutual Funds                          1,016
PIMCO Total Return Fund CL A                                     Mutual Funds                          1,736
PIMCO Total Return Fund CL A GM                                  Mutual Funds                          1,029
Fidelity Adv Small Cap Fd CL T                                   Mutual Funds                            537
*ML Global Small Cap Fund CL A                                   Mutual Funds                            318
Oppen Quest Bal Val CL A                                         Mutual Funds                            631
AIM Basic Value FD CL A                                          Mutual Funds                            322
ING Pilgrim INTL Value CL A                                      Mutual Funds                          1,234
ING Pilgrim INTL Value CL A - GM                                 Mutual Funds                            381
    * Loan Fund                                          Participant Loans, at rates                   1,154
                                                          ranging from 6.0% to 11.5%

                                                                                               --------------
Total                                                                                       $         41,949
                                                                                               ==============

* Party-in Interest

                                      DONTECH PROFIT PARTICIPATION PLAN

                                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DonTech II general partnership
(the administrator of the DonTech Profit Participation Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     DonTech Profit Participation Plan

                                                     BY: /s/ Robert A. Gross
                                                     ----------------------------
                                                              Robert A. Gross
                                                              Vice President - Finance &
                                                                 Chief Financial Officer

Date: June 23, 2004

EXHIBIT INDEX

       Exhibits identified below, Exhibit 23 is filed herein.

     Exhibit
     Number

      23       Consent of Independent Accountants

                                                                                    EXHIBIT 23
                                                                                    Form 11-K for 2003
                                                                                    File No. l-8610
                                                                                    File No. l-7155

                               CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         We hereby consent to the incorporation by reference in (i) the Registration Statements on
         Forms S-8 (No. 333-88667 and 333-101433) of SBC Communications Inc., and (ii) the Registration
         Statement on Form S-8 (No. 333-27144) of R.H. Donnelley Corporation of our report dated June 15,
         2004, relating to the financial statements of the DonTech Profit Participation Plan, which appears in this Form 11-K.

         /s/ PricewaterhouseCoopers LLP

         Chicago, Illinois
         June 23, 2004